September 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistance Chief Accountant

Re: Invitrogen Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 000-25317

Dear Mr. Rosenberg:

This letter is in response to your follow up phone call regarding our response to the comment letter dated June 7, 2007 regarding the above subject matter. For ease of reference, we have included the Staff's original comments in bold, as well as our understanding of the follow up questions.

Form 10-K for the year ending December 31, 2006

Critical Accounting Policies, page 37

Revenue Recognition, page 37

  Original question:

  In the fourth paragraph of this discussion you state that the revenue recognition is "not intended to and does not necessarily represent the amount of revenue that we would recover from the client if any project failed or was cancelled." Please explain to us what this statement means that revenues are recognized potentially before they would be recovered from a client upon termination of a contract.

  Follow-up question:

  The Staff believes we are recognizing revenue before the amount is earned and realizable and requested that we quantify the amount of revenue that has been reversed and assess the amount under SAB 99. The Staff also requested a revised Revenue Recognition policy disclosure.

  Response: We advise the Staff that revenue on services is not recognized until the Company has completed its performance obligations associated with specific milestones and the amount is payable by the customer. We will revise the Revenue Recognition policy disclosure to as follows (items in italics are proposed changes):

  Revenue Recognition. We derive our revenue from the sale of our products, services and technology. We recognize revenue from product sales upon transfer of title of the product, which generally occurs upon shipment to the customer. We generally ship to our customers FOB shipping point. If our shipping policies, including the point of title transfer, were to change, materially different reported results would be likely. In cases where customers order and pay for products and request that we store a portion of their order for them at our cost, we record any material up-front payments as deferred revenue in accrued expenses and other current liabilities in the Consolidated Balance Sheets and recognize revenue upon shipment of the product to the customer. Deferred revenue totaled $14.1 million at December 31, 2006.

  We recognize royalty revenue (including upfront licensing fees) when the amounts are earned and determinable, which is generally when we receive the cash payment. We are able to recognize minimum required payments on an accrual basis, as they are determinable under contract. However, since we are not able to forecast product sales by licensees, royalty payments that are based on product sales by the licensees are not determinable until the licensee has completed their computation of the royalties due and/or remitted their cash payment to us. Should information on licensee product sales become available so as to enable us to recognize royalty revenue on an accrual basis, materially different revenues and results of operations could occur. Royalty revenue totaled $27.2 million, $23.5 million and $17.8 million for 2006, 2005 and 2004, respectively.

  We recognize revenue from commercial contracts, which are principally fixed-price or fixed-rate, using the proportional performance method, except for services that are generally completed within three days, which are accounted for using the completed-contract method. Proportional performance is determined using expected output milestones. These milestones are generally in the form of specific activities or procedures which the Company is engaged to perform and are associated with customer payment obligations. The timing of future revenue recognition under the proportional performance method may be affected by future events, including delays caused by laboratory interruptions, client-mandated changes and the unpredictability of biological processes. Accordingly, we undertake a review process to determine that recorded revenue represents the actual proportional performance in all material respects.

  We recognize revenue from government contracts, which are principally cost-plus-fixed-fee, in amounts equal to reimbursable costs plus a pro-rata portion of the earned fee. We provide for losses when they become known.

  Shipping and handling costs are included in costs of sales. Shipping and handling costs charged to customers is recorded as revenue in the period the related product sales revenue is recognized.

  The following paragraph was deleted from the disclosure:

  Revenue recorded under proportional performance for projects in process is not intended to and does not necessarily, represent the amount of revenue that we could recover from the client if any project failed or was cancelled. We undertake a review of unbilled accounts receivable from customers to determine that such amounts are expected to become billable and collectible in all material respects.

  Original question:

Regarding the "Accrued Merger and Restructuring Related Costs," please provide us, as applicable, the financial statement disclosures required by paragraph 20 of SFAS 146 and those required by EITF 95-3.

Follow-up question:

The Staff believes we should provide disclosures in the aggregate, including accrued liabilities and cash paid.

Response: We advise the Staff that in future filings the Company will include a reconciliation in Schedule II - Valuation and Qualifying Accounts related to the Accrued Merger and Restructuring Related Costs.

In connection with this response, the Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any additional questions or concerns you have with respect to our responses. Please feel free to contact me at (760) 603-6454.

Sincerely,

David F. Hoffmeister, Senior Vice

President and Chief Financial Officer